HomeProject.com Inc.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 FEB 21 AM 8:32

January 29, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., (Room 3094 (3-6)
Washington, D.C
U.S.A. - 20549

02015300

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4782 - Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

HomeProject.com Inc.

Per: Shaun A. Drake

SAD/cd

Encl.

dw 2/26

CDS INC. **Notice of Record & Meeting Dates** New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: HomeProject.com Inc.

French:

Address: 56 Temperance Street, 4th Floor Toronto, Ontario, M5H 3V5	Telephone (416) 361-0737 Contact Name Shaun A. Drake
Transfer Agent — FINS: T887 — Name: Equity Transfer Services Inc.	Telephone (416) 361-0152
Address: 120 Adelaide Street West, Suite 420 Toronto, Ontario, M5H 4C3	Contact Name Lori Winchester

Proxy Type	Meeting Type	Material Distribution Type	Dates (yyyy mm dd)
[X] Management	[X] Annual [X] Special	[ ] Form C holders only	Record Date 2002 02 18
[ ] Dissenting	[ ] General [ ] Extraordinary	[X] All holders	Meeting Date 2002 03 25
			Material Mail Date 2002 02 21

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 97.91

CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
437400-10-4	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [XX] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [XX] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[XX] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [XX] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [XX] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [XX] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Title	Signature	Date
Shaun A. Drake	[signature]	Jan. 29-2002

DOC166 (11/2001) front